

Mail Stop 4631

July 2, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Loren M. Starr
Chief Financial Officer
Invesco Ltd.
1555 Peachtree Street NE, Suite 1800
Atlanta, Georgia 30309

   RE: Form 10-K for the fiscal year ended December 31, 2008
     Form 10-Q for the period ended March 31, 2009
     Definitive Proxy Statement Filed April 8, 2009
      File No. 1-13908

Dear Mr. Starr:

   We have reviewed your response letter dated June 19, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies and Estimates, page 47

Goodwill, page 50, Prior Comment 3

2. We note your response to comment three in our letter dated May 28, 2009. In your
    2007 annual analysis of goodwill, you discounted your expected cash flows using
    your internal weighted average cost of capital. In your 2008 analyses, you discounted
    your expected cash flows using the weighted average cost of capital for certain self-
    selected companies in your industry. This change resulted in using a lower discount
    rate in your 2008 annual test than had you used your own weighted average cost of
    capital. If you had used your own weighted average cost of capital in the October 31,
    2008 analysis, the resulting valuation of your sole reporting unit would be below its
    carrying value.

    Please help us further understand your basis for changing the discount rate used in
    your goodwill impairment analyses from your internal weighted average cost of
    capital to the weighted average cost of capital for companies in your industry. In this
    regard, please address the following:
    *   As you note in your response, paragraph 23 of SFAS 142 states that the fair value
        of a reporting unit refers to the price that would be received to sell the unit as a
        whole in an orderly transaction between market participants at the measurement
        date. Please further advise us about why you believe that market participants
        would use a weighted average cost of capital for companies in your industry
        rather than your specific weighted average cost of capital. Explain to us why your
        weighted average cost of capital would not better portray the risk inherent in your
        expected cash flows as discussed in paragraph B13 of SFAS 157;
    *   Please tell us what consideration you gave to each of the general principles of
        present value techniques listed in paragraph B3 of SFAS 157. For example, you
        should tell us what consideration you gave to paragraph B3(b) of SFAS 157
        which states that cash flows and discount rates should only consider the factors
        attributed to the asset or liability being measured;
    *   Paragraph A25(e) of SFAS 157 discusses Level 3 inputs related to reporting units.
        This paragraph notes that a Level 3 input would include a financial forecast
        developed using the reporting entity's own data if there is no information
        reasonably available without undue cost and effort that indicates that market
        participants would use different assumptions. Tell us why you believe market
        participants would use different assumptions, and what consideration you gave to
        this paragraph in determining the appropriate discount rate;
    *   Tell us by how much the carrying value would have exceeded the valuation at
        October 31, 2008 had you used your prior assumptions;
    *   Explain to us your views concerning why your weighted average cost of capital
        exceeds your self-selected industry peer group; and
    *   Please be clear as to how you selected the peer companies. What were the
        parameters used? Please be specific. For example, why did you include these

companies and no others? Did all included companies meet a set of criteria, which no other companies met? Please tell us the weighted average cost of capital of each peer company. You may avoid specific identification by using letters or numbers rather than names. If you were to remove the single peer company from your analysis which would have the most adverse impact on your calculated industry weighted average cost of capital (i.e. increase it the most), what would that resulting weighted average cost of capital be?

3. We note your response to comments eight and nine in our letter dated May 28, 2009. We note that there is not net impact to your income statement from consolidation and/or deconsolidation of these investment products. Please consider disclosing the gross impact of consolidation and deconsolidation on significant income statement line items, which could include total operating revenues, total operating expenses, and total operating income.

4. You state that as part of the April 1, 2007 series of amendments you changed the basis of consolidation of $610.5 million in net assets of consolidated investment products to EITF 04-5 from FIN 46(R). Please clarify how these amounts are reflected in the table included in your proposed disclosure. Please also clarify what the amounts included in the deconsolidated under EITF 04-5 column relate to.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

5. Please address the above comments in your interim filings as well.

Liquidity and Capital Resources, page 39

6. You entered into a three-year unsecured $500 million revolving credit facility agreement on June 9, 2009, which replaced the existing $900 million amended and restated five year credit agreement scheduled to expire on March 31, 2010. Given that this appears to be a significant change in one of your primary sources of cash, please discuss the impact on your liquidity and capital resources of the reduction in the amount available to you. Please also advise how you determined that your sources of cash will continue to be sufficient to meet your needs including whether alternative sources of cash are available.

DEFINITIVE PROXY STATEMENT FILED APRIL 8, 2009

Executive Compensation, page 20
Compensation Discussion and Analysis, page 20
Award Maximums for the Named Executive Officers, page 23

7. We note your response to comment two in our letter dated April 30, 2009. With a view toward future disclosure, please tell us how your compensation committee determined the percentage award maximums for each executive officer, focusing on how the committee differentiated between the officers, since your disclosure implies that each officer did not receive the same percentage. In this regard, we note your disclosure that PCBOI was the "determining performance-based measure in establishing award maximums for [your] executive officers."   In addition, with a view toward future disclosure, please tell us the maximum and adjusted award percentages for each officer and discuss in greater detail and on an officer-by-officer basis the "qualitative assessment of each executive officer's performance" in which the committee engaged in order to determine the amount of the discretionary reduction made to the award maximum for each officer.

Chief Executive Officer's Compensation, page 24
Employment Agreement, page 24

8. We note your response to comment four in our letter dated April 30, 2009. Please disclose the information in your response in future filings to the extent the information remains material.

Award Determination, page 24

9. We note your response to comment five in our letter dated April 30, 2009, particularly you statement that Johnson Associates does not provide your compensation committee with a formal written opinion of any kind. Please provide us with a copy of any other materials prepared by Johnson Associates and provided to your compensation committee in connection with Johnson Associates' opinion. In addition, with a view toward future disclosure, please tell us the basis for and the methods used by Johnson Associates to arrive at its opinion, as summarized in your proxy statement.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dieter King, Staff Attorney, at (202) 551-3338 or Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant